Sub-Item 77E: Legal Proceedings

Legal Proceedings

On October 14, 2010, Jill Southworth, as Trustee of the Jill Southworth Revocable Trust, filed a derivative lawsuit against HIFSCO on behalf of six funds: The Hartford Capital Appreciation Fund, The Hartford Dividend and Growth Fund, The Hartford Corporate Opportunities Fund, The Hartford MidCap Fund, The Hartford Short Duration Fund, and The Hartford Total Return Bond Fund. The lawsuit, which was filed in the United States District Court for the District of Delaware, sought recovery under Section 36(b) of the 1940 Act for the alleged overpayment of investment management and distribution fees to HIFSCO. The plaintiff sought recovery of the alleged overpayments or, alternatively, rescission of the contracts and restitution of all fees paid. On November 7, 2011, the plaintiff voluntary dismissed the action.

On February 25, 2011, Jennifer L. Kasilag, Louis Mellinger, Judith M. Menendez, Jacqueline M. Robinson, and Linda A. Russell filed a derivative lawsuit against HIFSCO on behalf of six funds: The Hartford Global Health Fund (now known as The Hartford Healthcare Fund), The Hartford Conservative Allocation Fund, The Hartford Growth Opportunities Fund, The Hartford Inflation Plus Fund, The Hartford Advisers Fund and The Hartford Money Market Fund. The lawsuit, which was filed in the United States District Court for the District of New Jersey, seeks recovery under Section 36(b) of the 1940 Act for the alleged overpayment of investment management and 12b-1 distribution fees to HIFSCO. The plaintiffs seek recovery of the alleged overpayments or, alternatively, rescission of the contracts and restitution of all fees paid, together with lost earnings. On November 14, 2011, following the periods presented in the financial statements, the plaintiffs filed an amended complaint, which dropped The Hartford Money Market Fund and added The Hartford Capital Appreciation Fund as a plaintiff. The Hartford intends to vigorously defend the action.